Summary of Changes Made By Royal Bank of Canada ("RBC")

RBC has filed an amended SBSD registration statement (SBSE-A form) on February 15, 2023 to:

1. Added two new Principals, including NFA IDs.
2. Update the SBSE-A to reflect the firm's current Swap Dealer / Security-Based Swap Dealer Chief Compliance Officer.